July 31, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	PNC Long-Short TEDI Fund LLC
File Nos. 333-160872 , 811-21819

Ladies and Gentlemen:

On behalf our client, PNC Long-Short TEDI Fund LLC (“Registrant”), we are filing via EDGAR Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2 filed pursuant to the Investment Company Act of 1940, as amended, (the “Amended Registration Statement”).  Registrant is filing the Amended Registration Statement primarily to respond to staff comments and to provide certain exhibits.

Because no substantive changes have been made to the Prospectus included in the Registration Statement on Form N-2 filed on July 29, 2009, Registrant is continuing its request for no review of Pre-Effective Amendment No. 1.

It is proposed that the Registration Statement and Pre-Effective Amendment No. 1 be declared effective on August 3, 2009, or such other date as the Commission shall determine, pursuant to Section 8(c) of the Securities Act.

If you have any questions concerning this filing, please call me at 212-715-9512.

Very truly yours,

S. Elliott Cohan

cc:	John Ganley
Kevin A. McCreadie
Susan Penry-Williams
Jennifer Vollmer